Exhibit 99.1

The9 Limited Established A Subsidiary to Strengthen Its Blockchain Consulting Service Business

Shanghai, China, April 30, 2018 —The9 Limited (Nasdaq: NCTY) (“The9” or the “Company”), an established Internet company, announced today that it has established a wholly-owned subsidiary to scale up the blockchain technology-based service business. With the continuous growth of the business, the Company intends to continue to expand that subsidiary, recruit blockchain talents, and provide blockchain technology-based services to worldwide companies. The Company believes that this business will further strengthen The9’s efforts to enter into the blockchain consulting business, and to provide one-stop full-range blockchain project planning, technology development, digital asset offshore offering and investing and financing services to enterprises all over the world.

The first group of blockchain experts joining the Company has strong blockchain technology background, including the the deputy secretary-general of the to-be-formed China Blockchain Promotion Committee , an expert of China National Big Data Strategy Think Tank, professor of Xi’an Jiaotong-Liverpool University focusing on blockchain studies, an Ethereum expert, a former senior technology architect of Shanghai Lujiazui International Financial Asset Exchange Co., Ltd., a former Hewlett-Packard foundation technology architect, a former technical director and a business development vice president of onshore and offshore blockchain technology companies.

The Company believes that the strong technical background of the team enhances the development of The9’s internal blockchain projects, and provides extensive resources support and business development opportunities for its blockchain global partners. The businesses that will be carried out include development of blockchain system and decentralized application product, alliance blockchain development, crypto exchange platform system development, and assisting companies to put their products on blockchain]. The team also intends to utilize The9’s resources to expand the online game industry usage of blockchain technology.

Since January 2018, The9 has implemented different strategies to rapidly develop its blockchain consulting services business, including early stage investments in overseas blockchain projects such as Telegram. The Company believes that the establishment of a wholly-owned subsidiary to develop the blockchain technology service business could enhance The9’s provision of customized blockchain solution to global companies, including a variety of technical solutions, research and development support and investing and financing services.

The9 intends to assist partners in building a comprehensive blockchain ecosystem.The9 intends to continue to invest in blockchain projects with high potential, research and development of blockchain products, blockchain projects incubation and blockchain consulting services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,”“expects,”“anticipates,”“future,”“intends,”“plans,”“believes,”“estimates,”“considers” and similar statements. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s ability to license, develop or acquire online games that are appealing to users, The9’s ability to retain existing players and attract new players, The9’s ability to anticipate and adapt to changing consumer preferences and respond to competitive market conditions, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About The9 Limited

The9 Limited is an Internet company based in China. The9 has stepped into blockchain-related business. The9 also develops and/or operates, directly or through its affiliates, its proprietary mobile games and web games, including the CrossFire New Mobile Game, Audition mobile, Knight Forever and Q Jiang San Guo.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/